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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					  (Amendment No. 2)

						Billserv.com
					  (Name of Issuer)

Common Stock
				(Title of Class of Securities)

090181108
						(CUSIP Number)

November 1, 2001
		(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

					/_X_/	Rule 13d-2(a)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)			Page 1 of 9

CUSIP No. 090181108				13D				Page 2 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management Co. LLC
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS			WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-3,600,000-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-3,600,000-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-3,600,000-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	19.4%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	OO, HC
----------------------------------------------------------------

CUSIP No. 090181108				13D				Page 3 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management, L.P.
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4 SOURCE OF FUNDS		WC

----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-3,600,000-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-3,600,000-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-3,600,000-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	19.4%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IA, PN
----------------------------------------------------------------

CUSIP No. 090181108				13D				Page 4 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Diversified Growth Fund
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3 SEC USE ONLY
----------------------------------------------------------------
4	SOURCE OF FUNDS		WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-2,921,500-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-2,921,500-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-2,921,500-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	15.8%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IV
----------------------------------------------------------------

CUSIP No. 090181108				13D			Page 5 of 9

ITEM 1.

This Schedule 13D is filed with respect to the Common Stock of Billserv.com.

ITEM 2.

This Schedule 13D is filed on behalf of the following:

I. (a)RS Investment Management Co. LLC is a Delaware Limited Liability
Company.
(b) 388 Market Street, Ste 200, San Francisco, CA  94111
(c) holding company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

II. (a)RS Investment Management, L.P. is a California Limited Partnership.
(b) 388 Market Street, Ste 200, San Francisco, CA  94111
(c) registered investment adviser
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

III. (a)RS Diversified Growth Fund is a series of a Massachusetts
Business Trust.
(b) 388 Market Street, Ste 200, San Francisco, CA  94111
(c) investment company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

CUSIP No. 090181108				13D			Page 6 of 9

ITEM 3
The securities with respect to which this Schedule 13D is filed were purchased by Funds managed by RSIM, L.P. and RS Growth Group LLC using working capital contributed by the Funds' respective partners and shareholders.

ITEM 4
This schedule is being filed based on a change in the ownership position of Funds managed by RSIM, L.P. and RS Growth Group LLC due to acquisitions. All shares are held for investment purposes only. The reporting persons may sell all or part or acquire additional securities of the Issuer depending on market conditions and other economic factors.

ITEM 5
The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

RS Investment Mgmt Co. LLC		3,600,000	19.4%
RS Investment Mgmt, L.P.		3,600,000	19.4%
RS Diversified Growth Fund		2,921,500	15.8%

All percentages in this table are based, pursuant to 13D-1(e) of the Securities Exchange Act of 1934, as amended, on 18,538,526 shares of Common Stock of the Issuer outstanding as of August 1, 2001.

RS Investment Mgmt Co. LLC is a Delaware Limited Liability
Company that is deemed to have shared dispositive power over 3,600,000 shares of the Issuer.

RS Investment Mgmt, L.P. is a California Limited Partnership that is deemed to have shared dispositive power over 3,854,000 shares of the Issuer.

RS Diversified Growth Fund is an investment company that is a series Of a Massachusetts Business Trust with shared dispositive power over 2,921,500 shares of the Issuer.

CUSIP No. 090181108				13D			Page 7 of 9

The following is a list of transactions by the filing parties in the last 60 days:

ACCT		      DATE         SHARES     NET TRADE   TYPE
Separate Acct     10-02-01        300        270      open mkt sale
Sub-Advised Acct  10-02-01        900        810      open mkt sale
DGF               10-02-01       5900       5310      open mkt sale
Sub-Advised Acct  10-02-01        600        540      open mkt sale
RS Acct           10-02-01       1700       1530      open mkt sale
RS Acct           10-02-01       4600       4140      open mkt sale
Separate Acct     10-04-01        200        190      open mkt sale
Sub-Advised Acct  10-04-01        500        475      open mkt sale
DGF               10-04-01       2800       2660      open mkt sale
Sub-Advised Acct  10-04-01        300        285      open mkt sale
RS Acct           10-04-01        900        855      open mkt sale
RS Acct           10-04-01       2300       2185      open mkt sale
Separate Acct     10-05-01        100         91      open mkt sale
Sub-Advised Acct  10-05-01        200        182      open mkt sale
DGF               10-05-01       1500       1365      open mkt sale
Sub-Advised Acct  10-05-01        100         91      open mkt sale
RS Acct           10-05-01        400        364      open mkt sale
RS Acct           10-05-01       1200       1092      open mkt sale
Separate Acct     10-08-01        100         88      open mkt sale
Sub-Advised Acct  10-08-01        200        176      open mkt sale
DGF               10-08-01       1400       1232      open mkt sale
Sub-Advised Acct  10-08-01        100         88      open mkt sale
RS Acct           10-08-01        400        352      open mkt sale
RS Acct           10-08-01       1100        968      open mkt sale
Separate Acct     10-09-01        300        234      open mkt sale
Separate Acct     10-09-01       2000       1561      open mkt sale
Sub-Advised Acct  10-09-01       5277       4117      open mkt sale
Sub-Advised Acct  10-09-01        923        720      open mkt sale
DGF               10-09-01       4024       3140      open mkt sale
DGF               10-09-01       5000       3901      open mkt sale
DGF               10-09-01      17500      13655      open mkt sale
DGF               10-09-01       5000       3901      open mkt sale
DGF               10-09-01       6876       5365      open mkt sale
Sub-Advised Acct  10-09-01       3900       3043      open mkt sale
RS Acct           10-09-01       5985       4670      open mkt sale
RS Acct           10-09-01       5000       3901      open mkt sale
RS Acct           10-09-01        500        390      open mkt sale
RS Acct           10-09-01        115         90      open mkt sale
RS Acct           10-09-01      30800      24032      open mkt sale
DGF               10-15-01       1200       1140      open mkt sale
RS Acct           10-15-01        100         95      open mkt sale
RS Acct           10-15-01       1200       1140      open mkt sale
DGF               10-23-01       1924       1732      open mkt sale
DGF               10-23-01       7500       6750      open mkt sale
DGF               10-23-01       2476       2228      open mkt sale
RS Acct           10-23-01        285        256      open mkt sale
RS Acct           10-23-01        915        823      open mkt sale
RS Acct           10-23-01      11900      10710      open mkt sale
DGF               10-24-01       2524       2272      open mkt sale
DGF               10-24-01       3376       3038      open mkt sale
DGF               10-24-01       1624       1462      open mkt sale
DGF               10-24-01       5000       4500      open mkt sale
DGF               10-24-01       2876       2588      open mkt sale
RS Acct           10-24-01        600        540      open mkt sale
RS Acct           10-24-01       1000        900      open mkt sale
RS Acct           10-24-01       6000       5400      open mkt sale
RS Acct           10-24-01       9500       8550      open mkt sale


CUSIP No. 090181108				13D			Page 8 of 9

ITEM 6
Please refer to Item 5.

ITEM 7
The following exhibits are filed herewith:

Exhibit A - Joint Filing Agreement

ITEM 8
						SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 1, 2001

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer

CUSIP No. 090181108				13D			Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

Dated:	November 1, 2001

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer